Mail Stop 3561

August 16, 2007

Mr. Joseph B. Armes
c/o Hicks Acquisition Company I, Inc.
100 Crescent Court, Suite 1200
Dallas, TX 75201

> **Re:** **Hicks Acquisition Company I, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on July 26, 2007**
> **File No. 333-143747**

Dear Mr. Armes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment five of our letter dated July 13, 2007 and we reissue in part our prior comment. Please disclose in the "Conflicts of Interest" section or in another appropriate section of the prospectus, the list of entities, as provided in your response, for which a conflict of interest exists vis-à-vis the company. Also state the priority and preference that each entity has with respect to performance of obligations and presentation of business opportunities.

2. We note your response to comment 14 of our previous letter and we reissue the comment. We note the transfer restrictions upon the founders' units, sponsors'

warrants and co-investment units that bind the entities that purchased or will purchase such securities. Please describe in the prospectus, as discussed in your response, whether the transfer restrictions would apply to the ownership interests or interest holders of those entities.

Part II

Item 15. Recent Sales of Unregistered Securities

3.   We note your response to comment 37 of our previous letter. Please include your response in the disclosure of the registration statement as to whether the investors in HH-HACI L.P are accredited investors.

Exhibits

4.   Please file executed copies of agreements wherever possible. For example, please see exhibits 10.9 and 10.10.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Any questions regarding the accounting comments may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

cc: Bruce Mendelsohn, Esq.
        Fax: (212) 872-1002